Indivior PLC
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235

March 9, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
Attention: Joshua Gorsky and Christine Westbrook
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Indivior PLC
Amendment No. 2 to Draft Registration Statement on Form 20-F
Submitted January 18, 2023
CIK No. 0001625297
Dear Mr. Gorsky and Ms. Westbrook:
We have reviewed the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 30, 2023, relating to the above referenced Amendment No. 2 to the Draft Registration Statement on Form 20-F (“Initial Confidential Submission”). Indivior PLC (the “Company”) is concurrently submitting an amended draft registration statement on Form 20-F (“Amendment No. 3”).
For the Staff's convenience, we have repeated the Staff's comments in their entirety below in bold, followed by the corresponding responses from the Company.
Also, we call to your attention the fact that Amendment No. 3 now includes several changes that do not relate to the Staff's comments, including:
•audited financial statements for the years ended December 31, 2022, 2021, and 2020, and the corresponding deletion of interim financial results;
•an expanded discussion of our business to reflect our acquisition of Opiant Pharmaceuticals, which we acquired effective March 2, 2023;
•the inclusion of several exhibits; and
•various other updates.

Securities and Exchange Commission March 9, 2023 Page 2

Amendment No. 2 to Draft Registration Statement on Form 20-F submitted on January 18, 2023

Item 4.B. Business Overview
Long Term Pipeline, page 80

1. We note your response to prior comment 15. Please revise the footnotes below the pipeline table to correspond to the product candidates shown in the table. For example, the first row lists AEF0117 but the corresponding footnote lists Addex Therapeutics. Additionally, please revise the heading “Brand/Product Name” so that it does not imply that your product candidates are likely to be approved.

We have deleted this graphic.

We call to your attention that we have expanded the discussion here to add descriptions of products candidates acquired as part of our acquisition of Opiant Pharmaceuticals.

2. We note your response to prior comment 17, which we reissue in part. You continue to state on page 81 that the Phase 1 study of INDV-2000 demonstrated “good safety.” Please revise this statement and any similar statements that imply that your product candidates are safe as such determinations are made solely by the FDA and comparable foreign regulators.

We have revised this statement to say instead that the Phase 1 study of INDV-2000 was completed and indicated that INDV-2000 was well tolerated with no drug-related severe or serious adverse events and demonstrated good pharmacokinetics in healthy volunteers. Additional clinical trials will be required to further demonstrate safety and efficacy prior to submission to the FDA for approval.

Cannabis Use Disorder, AEF0117 Synthetic CB1 Specific Signaling Inhibitor, page 81

3. We note your response to prior comment 14 and reference to your "double-digit" royalty obligation. In order to provide investors with material information concerning your agreement with Aelis Farma, please revise your disclosure to specify the royalty rate or range not to exceed ten percent (for example, “low-teen” or “high-teen”). We also note your response to prior comment 18, which we reissue. You state here that you are developing AEF0117 as part of a strategic collaboration with Aelis Farma. Disclose here the upfront payment and any other payments made to date.

You also state that you are developing INDV-2000 in “partnership” with C4X Discovery and INDV- 1000 in "partnership" with Addex Therapeutics. Disclose here the material terms of your agreements with C4X and Addex Therapeutics, including upfront payments and any other payments made to date, milestone payments segregated by development and commercial milestones, term and termination provisions. Please file the agreements with C4X and Addex Therapeutics as exhibits to your registration statement or tell us why you believe such filing is not required.

Royalty Rates
We have supplemented our disclosure to disclose royalty rates of "generally tiered low to high teens," "single digit flat," "tiered single digit to low teens," royalty rates for AEF0117, INDV-2000, and INDV-1000, respectively.

Material Agreements
We are filing our agreement with Aelis Farma as Exhibit 4.19. We now add our agreements with C4X and Addex Therapeutics as Exhibits 4.22 and 4.23, respectively. We have added discussion of these agreements in Item 10.C, "Material Contracts," including:

Up Front Payments
We have supplemented our disclosure to disclose the up front payments previously made for each of AEF0117, INDV-2000, and INDV-1000. We note that we previously made this information to investor on the London Stock Exchange. The upfront payment for OPNT004 was immaterial. We also now disclose here that we made an a $11 million common stock investment in Aelis Farma.

Securities and Exchange Commission March 9, 2023 Page 3
Milestone Payments
We have supplemented our disclosure to disclose potential milestone payments, distinguishing developmental and commercial milestone payments, for AEF0117, INDV-2000, INDV-1000, and OPNT004, respectively.

Option Payments
Previously, we disclosed the $100 million option exercise payment to acquire full rights to AEF0117. Our agreements for INDV-2000, INDV-1000, OPNT002 and OPNT004 do not require a further option payment.

We have considered the materiality of our agreements regarding OPNT004 and OPNT002 and concluded that they are not material because the the up-front payment and the potential development milestone payments (even if earned) for these product candidates were and are immaterial.

Exhibits

4. Please file as exhibits the service agreements between the company and the executive directors or, alternatively, explain why such filing is not required. Please see Item 601(b)(10)(ii)(A) for guidance.

We did not file these in reliance on Instruction 4(c)(v) of the "Instructions as to Exhibits" contained in Form 20-F which states

"File these management contracts or compensatory plans, contracts or arrangements unless they fall into one of the following categories: . . . (v) Public filing of the management contract or compensatory plan, contract or arrangement, or portion thereof, is not required in the company's home country and is not otherwise publicly disclosed by the company. " (emphasis added)

I confirm that as a company incorporated under the laws of England and Wales, with a primary listing on the London Stock Exchange, and that we are not required to disclose and in fact have not disclosed such employment contracts.

* * * * *

We appreciate the Staff’s time and effort in reviewing our filing. If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (470) 630-5367.

Sincerely,
/s/ David Wisniewski
David Wisniewski,
Associate General Counsel

cc:	Ryan Preblick
Michael Levitt, Esq.